

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

<u>Via E-mail</u>
Dr. Steven Victor
Chief Executive Officer
Intellicell Biosciences, Inc.
30 East 76th Street, 6th Floor
New York, NY 10021

   RE: Intellicell Biosciences, Inc.
      Item 4.01 Form 8-K
      Filed August 16, 2011
      Item 4.01 Form 8-K/A
      Filed August 18, 2011
      File No. 333-49388

Dear Dr. Victor:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jeffrey Gordon

           Jeffrey Gordon
           Staff Accountant

cc: <u>Via E-mail</u>
   Stephen Cohen, Esq.
   Sichenzia Ross Friedman Ference LLP